Exhibit 99.4

Interxion Directors’ Undertaking

Strictly Private & Confidential

IRREVOCABLE UNDERTAKING

To:	Telecity Group plc (Telecity)

9 March 2015

Dear Sirs,

I understand that Telecity and Interxion Holding N.V. (Interxion) intend to merge their businesses by way of an offer to be made by Telecity or a subsidiary of Telecity (the Offeror) for the entire issued and to be issued ordinary share capital of Interxion substantially on the terms and subject to the conditions set out in the draft Implementation Agreement attached to this undertaking as Appendix 1 (the Implementation Agreement), together with such additional terms and conditions as may be required to comply with the requirements of any applicable law or regulation, or as agreed between Telecity and Interxion. A reference in this undertaking to the Offer has the meaning given to it in the Implementation Agreement and also includes any new, increased, renewed or revised offer made by or on behalf of the Offeror to acquire shares in Interxion made in accordance with the provisions of the Implementation Agreement.

This undertaking sets out the terms and conditions on which I will accept the Offer when it is made.

Shareholdings

1. I represent and warrant to Telecity that:

(a)	I am the registered holder [and beneficial owner] of ordinary shares of 10 eurocent each in the capital of Interxion (the Interxion Shares) and that I hold these free of any encumbrances or third party rights of any kind whatsoever that attach to the Interxion Shares;

(b)	[I am the beneficial owner of ordinary shares of 10 eurocent each in the capital of Interxion (the Beneficial Shares) and that I hold the beneficial interest in such shares free of any encumbrances or third party rights of any kind whatsoever;]

(c)	[set out in Appendix 2 are complete and accurate details of all options, warrants and other rights I may have to subscribe for, purchase or otherwise acquire any securities of Interxion;]

(d)	other than as set out in this paragraph 1, I do not have any interest in any securities of Interxion or Telecity or any rights to subscribe for, purchase or otherwise acquire any such securities; and

(e)	I have full power and authority to enter into this undertaking, to perform the obligations under it and to accept the Offer in respect of the Interxion Shares.

Dealings and undertakings

2. Save as provided herein including without limitation paragraph 15 below, I undertake to Telecity that I shall not:

(a)	sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any Interxion Shares or any other shares in Interxion issued or unconditionally allotted to, or otherwise acquired by, me before then (Further Interxion Shares), other than pursuant to my acceptance of the Offer;

Interxion Directors’ Undertaking

Strictly Private & Confidential

(b)	accept any other offer in respect of the Interxion Shares or Further Interxion Shares;

(c)	vote in favour of any resolution to approve an acquisition, merger or any other transaction which is proposed by any person other than the Offeror (or on behalf of the Offeror) or which might reasonably be expected to otherwise impede or frustrate the implementation of the Offer or the satisfaction of its conditions;

(d)	(other than pursuant to the Offer) enter into any agreement or arrangement, incur any obligation or give any indication of intent:

(i)	to do any of the acts referred to in paragraphs 2(a) to 2(c);

(ii)	in relation to, or operating by reference to, the Interxion Shares or any Further Interxion Shares; or

(iii)	which, in relation to the Interxion Shares or any Further Interxion Shares, would prohibit me from accepting the Offer,

and for the avoidance of doubt, references in this paragraph 2(d) to any agreement, arrangement, obligation or indication of intent includes any agreement, arrangement, obligation or indication of intent whether or not legally binding or subject to any condition or which is to take effect if the Offer closes or lapses or if this undertaking ceases to be binding or following any other event.

3. I further undertake not, until the earlier of:

(a)	this undertaking lapsing in accordance with paragraph 15 below; or

(b)	all conditions to the Offer being satisfied,

to acquire any interests or otherwise deal or undertake any dealing in any securities of Interxion or Telecity (excluding exercising any of the options referred to in paragraph 1), except with the prior written consent of Telecity, such consent not to be unreasonably withheld or delayed.

4. [I undertake to cause the registered holder of any Beneficial Shares to comply with the undertakings in paragraphs 2 and 3 above in respect of the Beneficial Shares.]

Undertaking to accept the Offer

5. In consideration of Telecity making or procuring the making of the Offer by the Offeror, I undertake, save as provided herein including without limitation paragraph 15 below, that:

(a)	I shall accept the Offer in respect of the Interxion Shares in accordance with the procedure for acceptance set out in the prospectus, offer to purchase, letter of transmittal and other documents containing the Offer (the Offer Documents) not later than seven days after the Offer is first capable of acceptance and shall accept the Offer in respect of any Further Interxion Shares in accordance with the same procedure not later than seven days after the Offer is first capable of acceptance or if later, five days after I become the registered holder of the Further Interxion Shares;

Interxion Directors’ Undertaking

Strictly Private & Confidential

(b)	[I shall cause the registered holder of any Beneficial Shares to accept the Offer in accordance with the procedure for acceptance set out in the Offer Documents not later than seven days after the Offer is launched;]

(c)	[I shall accept any proposal made by Telecity to holders of options over Interxion shares in respect of all such options held by me not later than seven days after such proposals are sent by or on behalf of Telecity to the holders of options;] and

(d)	I shall not withdraw any acceptances of the Offer [and will cause the registered holder of any Beneficial Shares not to do so].

Voting Rights

6. From the time Telecity announces the Offer to the time this undertaking lapses pursuant to paragraph 15 below I shall exercise the voting rights attached to the Interxion Shares and any Further Interxion Shares:

(a)	on a Relevant Resolution (as defined in paragraph 7) only in accordance with Telecity’s directions; and

(b)	in order to satisfy the obligation of the board of directors of Interxion to vote in favour of the Interxion Resolutions as defined in and set out in clause 7.1 of the Implementation Agreement, as such obligation applies to me in my individual capacity; and

[I shall cause the registered holder of any Beneficial Shares to comply with paragraphs 6(a) and 6(b) in respect of the Beneficial Shares.]

7. A Relevant Resolution means

(a)	a resolution (whether or not amended) proposed by the Interxion board of directors at a general meeting of Interxion (including, without limitation, the Interxion General Meeting, as defined in the Implementation Agreement), or at an adjourned meeting, the passing of which is necessary to implement the Offer or satisfy any term or condition of the Offer or the Implementation Agreement or which, if passed, will result in any condition of the Offer not being fulfilled or which might reasonably be expected to impede or frustrate the Offer in any way (including, for the avoidance of doubt, any resolution to approve any acquisition, merger or other transaction which is proposed by any person other than the Offeror (or on behalf of the Offeror) or which might reasonably be expected to otherwise frustrate the implementation of the Offer or the satisfaction of its conditions);

(b)	a resolution to adjourn a general or class meeting of Interxion whose business includes the consideration of a resolution falling within paragraph 7(a); and

(c)	a resolution to amend a resolution falling within paragraph 7(a) or paragraph 7(b).

Implementation of the Offer

8. Subject to my fiduciary duties as a director of Interxion and applicable law and regulation, I undertake to procure (so far as I am able) that Interxion does not breach the terms of the Implementation Agreement.

Interxion Directors’ Undertaking

Strictly Private & Confidential

Restrictions on dealings in consideration shares

9. I shall not sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in any shares in Telecity issued to me pursuant to the Offer or any interest therein (the Consideration Shares) at any time before the date falling 180 days after the Effective Date, provided that nothing in this paragraph shall restrict the ability to:

(a)	accept any takeover offer (within the meaning of section 974 of the Companies Act 2006) (a Takeover Offer);

(b)	give an irrevocable undertaking to accept a Takeover Offer;

(c)	sell or transfer any Consideration Shares:

(i)	to a person who has made or announced a firm intention to make a Takeover Offer or to sell them to that person on the condition they make a Takeover Offer;

(ii)	to the executor or administrator of my estate in the event of my death, or to a successor trustee of a revocable living trust established by me, upon my death for purposes of the administration of my estate, and to the devisee, legatee or beneficiary of my estate or trust and nothing shall restrict the sale of any Consideration Shares to satisfy any taxes owed by my estate in the event of my death;

(iii)	to my spouse or issue or any trust for the benefit of myself, spouse or issue or any trust, partnership, limited liability company, or other entity established for the benefit of, and controlled by, me or my spouse or issue; provided that such transferee agrees in writing to be bound by the provisions of this paragraph 9;

(iv)	to raise money to satisfy any taxes and other costs associated with my exercise of any options, warrants or other rights I may have to subscribe for, purchase or otherwise acquire any securities of Interxion and/or Telecity;

(v)	to raise money to satisfy any taxes and other costs associated with the vesting of any restricted stock awards issued by Interxion and/or Telecity that I may have;

(vi)	in the event that I am not an employee or appointed as a member of the board of directors of Telecity at the Offer Closing Date (as such term is defined in the Implementation Agreement); or

(vii)	with the prior written consent of the board of directors of Telecity; or

(d)	make a Takeover Offer.

Documentation

10. I consent to:

(a)	this undertaking being disclosed to the US Securities and Exchange Commission (the SEC) pursuant to the reporting obligations of Interxion and/or Telecity;

Interxion Directors’ Undertaking

Strictly Private & Confidential

(b)	the inclusion of references to me [and the registered holder of any Beneficial Shares,] and particulars of this undertaking and my holdings of relevant securities of Interxion being included in:

(i)	the Offer Documents;

(ii)	the documents relating to the satisfaction of any condition to the Offer including, without limitation, Telecity shareholder approval, admission of the Consideration Shares and all relevant regulatory and antitrust approvals (the Telecity Documents);

(iii)	the press announcement to be released by Telecity on the date of this undertaking in relation to the Offer (the Press Announcement); and

(iv)	any other announcement made, or document issued, by or on behalf of the Offeror in connection with the Offer.

11. Subject to my fiduciary duties as a director of Interxion and applicable law and regulation, I shall promptly give you all information and any assistance as you may reasonably require for the preparation of the Press Announcement, the Implementation Agreement, the Offer Documents, the Telecity Documents and any other announcement to be made, or document to be issued, by or on behalf of the Offeror in connection with the Offer in order to comply with the requirements of the FCA, London Stock Exchange plc, the SEC or any other legal or regulatory requirement or body. I shall promptly notify you in writing of any material change in the accuracy or import of any information previously given to you by me.

Secrecy

12. I shall keep secret:

(a)	the terms and conditions of the Offer and the existence of this undertaking and the Implementation Agreement until the Press Announcement is released; and

(b)	other than those terms detailed in the Press Announcement, the terms of this undertaking until the Offer Documents are published.

The obligations in this paragraph shall survive termination of this undertaking.

13. I understand that the information you have given to us in relation to the Offer must be kept confidential until the Press Announcement is released or the information has otherwise become generally available. To the extent any of the information is inside information for the purposes of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000 and/or the Dutch Financial Supervision Act (Wet op het financieel toezicht) I will comply with the applicable restrictions in those enactments on dealing in securities and disclosing inside information.

The Offer

14. Subject to the terms and conditions set out in the Implementation Agreement, Telecity agrees to make the Offer or to procure that the Offeror makes the Offer.

Interxion Directors’ Undertaking

Strictly Private & Confidential

Lapse of undertaking

15. This undertaking shall lapse if:

(a)	the Offer is not made as a result of termination of the Implementation Agreement in accordance with its terms;

(b)	the Offer lapses or is withdrawn in accordance with the terms of the Implementation Agreement or otherwise;

(c)	there is a Change of Interxion Recommendation (as defined in the Implementation Agreement); or

(d)	the Implementation Agreement is terminated in accordance with its terms.

If this undertaking lapses, I shall have no claim against Telecity.

Specific Performance

16. I agree that, if I fail to comply with any of the undertakings in paragraphs 5(a) to 5(d) above, damages would not be an adequate remedy and accordingly Telecity shall be entitled to the remedies of specific performance, injunction or other equitable relief.

Governing Law

17. This undertaking and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

18. I irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes (as defined below), and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

19. For the purposes of paragraph 18, Dispute means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this undertaking, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this undertaking or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this undertaking.

Interxion Directors’ Undertaking

Strictly Private & Confidential

IN WITNESS WHEREOF this undertaking has been signed and delivered as a deed and it is intended to be and it is hereby delivered as a deed this [ninth] day of March 2015.

SIGNED and DELIVERED as a DEED

Yours faithfully,

Signed by                      as attorney for                      under a power of attorney dated      March 2015

Signature

in the presence of:

Signature of witness:

Name

Address

Interxion Directors’ Undertaking

Strictly Private & Confidential

APPENDIX 1

Implementation Agreement

(separately filed)

Interxion Directors’ Undertaking

Strictly Private & Confidential

APPENDIX 2

Rights to acquire Interxion securities